Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

FRIDAY, MAY 10, 2019 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual General Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 10, 2019. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2, and 3 below:

1.	Election of Directors

Each of the nine nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	83,365,769	95.88	3,584,095	4.12
Richard C. Bradeen	86,505,662	99.49	444,202	0.51
Shelley A. M. Brown	86,683,024	99.69	266,840	0.31
Delores M. Etter	86,343,165	99.30	606,699	0.70
Robert J. Gomes	86,604,425	99.60	345,439	0.40
Susan E. Hartman	82,941,769	95.39	4,008,095	4.61
Gordon A. Johnston	86,662,025	99.67	287,839	0.33
Donald J. Lowry	85,707,441	98.57	1,242,423	1.43
Marie-Lucie Morin	86,214,863	99.15	735,001	0.85

2.	Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general meeting of shareholders and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
84,667,525	96.48	3,088,928	3.52

3.	Non-binding Advisory Vote on Executive Compensation

On an advisory basis the Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against
83,531,366	96.07	3,418,496	3.93